File Number 082-02819

**SEVERN TRENT**

ENVIRONMENTAL LEADERSHIP

RECEIVED

2004 OCT -4 A 11:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

**Severn Trent Plc**
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4730
Direct Fax 44 121 722 4290
Our Ref RJ

27 September 2004

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washingt[redacted]
USA

04045271

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released today.

Yours faithfully

PROCESSED

OCT 04 2004

THOMSON FINANCIAL

**Rachel Jeavons**
**Company Secretarial Assistant**

Encl.

dw 10/4

**SEVERN TRENT**
**PRE-CLOSE PERIOD TRADING STATEMENT**
**27 September 2004**

Severn Trent is starting its usual analysts' briefings ahead of the close period prior to the announcement of results for the half-year ending 30 September 2004. In these meetings the following trading update for the first half of the 2004/05 financial year will be provided.

The Board considers that overall the Group has delivered a satisfactory first half-year performance that is broadly consistent with its expectations for the full year.

In the first half-year Severn Trent Water has continued to manage its opex and capex costs and has delivered high levels of performance in terms of customer service and drinking water and wastewater quality.

Severn Trent Water submitted its AMP4 Final Business Plan to Ofwat in April 2004. On 5 August 2004 Ofwat announced its draft determination for the AMP4 price review. Information on the draft determination is available on Ofwat's website (www.ofwat.gov.uk). Severn Trent Water has responded to Ofwat and Ofwat is expected to announce its final determination for the AMP4 price review on 2 December 2004.

Biffa's total PBITA (excluding the impact of additional pension charge – see note 2 below) is expected to be around 13% to 17% ahead of the first half of last year, benefiting from a full half-year of Hales. The Hales integration process is now complete.

Services' total PBITA (excluding the impact of additional pension charge – see note 2 below) is expected to be broadly similar to the first half of last year. Laboratories has experienced difficult market conditions in the USA, whilst Water Purification and Operating Services is continuing to perform well.

The Group's results for the 6 months ending 30 September 2004 will be announced on 29 November 2004.

## ENQUIRIES MONDAY 27 SEPTEMBER 2004:


| | | |
|---|---|---|
| Mark Wilson<br>Group Finance Director | Severn Trent | 0207 233 3914 |
| Julian Wais<br>Head of Investor Relations | Severn Trent | 0207 233 3914 |
| Peter Gavan<br>Director of Corporate Affairs | Severn Trent | 07901 517 447 |
| Eilis Murphy | Brunswick Group | 0207 404 5959 |

**AFTER 27 SEPTEMBER 2004:**


| | |
|---|---|
| Mark Wilson | : 0121 722 4267 |
| Julian Wais | : 07899 066 242 |
| Peter Gavan | : 0121 722 4310 |


Footnotes:

1 PBITA is profit before interest, tax and goodwill amortisation but excluding exceptional items.

2 In Severn Trent's Preliminary Results announcement on 8 June 2004, the Group advised that it expected a significant additional pension charge in 2004/05. This additional pension charge results from the normal triennial valuations of the STWPS and the STSSPS and the analogous assessment of the Group's unfunded pension liabilities for senior staff. The expected changes in PBITA stated in this Trading Statement exclude the impact of this additional pension charge.

3 This document contains certain "forward-looking statements" with respect to Severn Trent's financial condition, results of operations and business and certain of Severn Trent's plans and objectives with respect to these items.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as "anticipates", "aims", "due", "could", "may", "should", "expects", "believes", "intends", "plans", "targets", "goal" or "estimates". By their very nature forward-looking statements are inherently unpredictable, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, changes in the economies and markets in which the Group operates; changes in the regulatory and competition frameworks in which the Group operates; the impact of legal or other proceedings against or which affect the Group; and changes in interest and exchange rates.

All written or verbal forward-looking statements, made in this document or made subsequently, which are attributable to Severn Trent or any other member of the Group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Severn Trent does not intend to update these forward-looking statements.

This document is not an offer to sell, exchange or transfer any securities of Severn Trent Plc or any of its subsidiaries and is not soliciting an offer to purchase, exchange or transfer such securities in any jurisdiction. Securities may not be offered, sold or transferred in the United States absent registration or an applicable exemption from the registration requirements of the US Securities Act of 1933 (as amended).